October 17, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, par value $.001 per share, of the following series of Morgan Stanley ETF Trust, under the Exchange Act of 1934.

- Eaton Vance Ultra-Short Income ETF
- Eaton Vance High Yield ETF
- Eaton Vance Intermediate Municipal Income ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com